4675 MacArthur Court Suite 1400 Newport Beach, CA 92660-8842 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com

TIFFANY A. FORD tiffany.ford@dechert.com +1 949 442 6005 Direct +1 949 681 8648 Fax

April 28, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Aberdeen Australia Equity Fund, Inc. (“Registrant”)

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is one copy of the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), on Form N-2 (the “Registration Statement”), in electronic format. The filing relates to an underwritten offer and sale of newly issued shares of the Registrant.

Filing fees required under the 1933 Act have been transmitted to the SEC’s lockbox. Please direct any questions concerning the filing to Sander Bieber at 202.261.3308, Wendy Fox at 202.261.3390 or the undersigned at 949.442.6005.

Sincerely,

/s/ Tiffany A. Ford
Tiffany A. Ford

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